UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

ARROW INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of class of securities)

042764100
(CUSIP Number)

Robert W. Cruickshank
494 Weed Street
New Canaan, CT 06840
(203) 966-2926
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

November 15, 2006

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

This Amendment No. 3 (this “Amendment”), filed by Robert W. Cruickshank (the “Reporting Person”), amends the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on June 15, 2006, as amended by Amendment No. 1 (“Amendment No. 1”) filed by the Reporting Person with the SEC on August 2, 2006, as amended by Amendment No. 2 filed by the Reporting Person with the SEC on August 14, 2006 (“Amendment No. 2”) (as amended, the “Schedule 13D”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

In a letter dated November 15, 2006, the Reporting Person, in his capacity as co-trustee of the Robert L. McNeil, Jr. 1983 Trust (the “McNeil Trust”) and through the McNeil Trust’s nominee of record, Mertz & Moyer, notified Arrow International, Inc. (the “Company”) of the intention of the McNeil Trust to nominate three directors at the 2007 annual meeting of shareholders of the Company, one of which is the Reporting Person.

Mr. Richard T. Niner, a co-trustee of the McNeil Trust, currently serves as a director of the Company. Reference is made to Amendment No. 9 to Schedule 13G filed by Mr. Niner with the SEC on February 10, 2006 for information concerning Mr. Niner’s beneficial ownership of shares of Common Stock of the Company.

Except as set forth herein, the Reporting Person does not have any present plan or proposal which relates to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 16, 2006                                           /s/ Robert W. Cruickshank
                                    Robert W. Cruickshank